# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SBC Medical Group Holdings Incorporated, CIK 0001930313
CUSIP: 73245B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 Spectrum Center Drive, Suite 300, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001213900-24-080820
Filed by CIK 0002037003
Persons authorized to receive notices and communications: Yoshiyuki Aikawa, 200 Spectrum Center Drive,, Suite 300, Irvine, California (CA), 92618, (949) 593-0250

## Reporting persons
- Yoshiyuki Aikawa (CIK 0002037003): type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 87,404,460; shared voting power 0; sole dispositive power 87,404,460; shared dispositive power 0; aggregate amount beneficially owned 87,404,460 (85.2% of the class)
  Comment: Based on 102,576,943 shares of the Issuer's common stock issued and outstanding as of December 26, 2025, as disclosed in the Issuer's prospectus filed with the U.S. Securities and Exchange Commission on January 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SBC Medical Group Holdings Incorporated
Address of issuer's principal executive offices: 200 Spectrum Center Drive, Suite 300, Irvine, California (CA), 92618
Comment: The following constitutes Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed by the Reporting Person. It amends the original Schedule 13D filed by the Reporting Person on September 23, 2024, relating to the shares of common stock, $0.0001 par value per share ("Common Stock"), of SBC Medical Group Holdings Incorporated, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 thereto filed on September 23, 2024 (collectively, the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth below. All other Items in the Schedule 13D are unchanged. All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraph to the end thereof:

On December 30, 2025, the Reporting Person transferred: (a) 5,284,500 shares of Common Stock to Aikawa Equity Management Co., Ltd. ("AEM"), and (b) 5,000,000 shares of Common Stock to GODO Kaisha Aikawa Investment ("GODO"), each of which was a wholly owned subsidiary of the Reporting Person. Shares beneficially owned reflect a reduction of 270,000 shares of Common Stock as compared to Amendment No. 1, as reported by the Reporting Person on Form 3/A filed with the SEC on April 9, 2025.

On March 6, 2026, the Reporting Person entered into separate Share Purchase Agreements (the "Purchase Agreements") with certain consultants providing services to medical corporations that have entered into contractual and service arrangements with subsidiaries of the Issuer pursuant to which such consultants acquired equity interests in AEM and the right to redeem those interests in exchange for proceeds from the sale of Common Stock held by AEM, subject to the terms of the agreements. Pursuant to the Purchase Agreements, the Reporting Person agreed to sell an aggregate of 44,229 AEM shares at a price of JPY 33,417 per AEM share. The Reporting Person retains the remaining 8,616 AEM shares. Each AEM share corresponds to 100 shares of Common Stock held by AEM. Pursuant to the terms of each Purchase Agreement, each consultant has a right to request redemption of such AEM shares, subject to certain restrictions. These restrictions include: (x) one-third of such shares become exercisable for redemption on April 1, 2027, one-third become exercisable for redemption on April 1, 2028, and one-third become exercisable for redemption on April 1, 2029; (y) these shares may only be redeemed during open trading windows of the Issuer; and (z) these shares are only exercisable for redemption while such consultant works for the Issuer, one of its affiliates, or certain medical corporations. The Reporting Person's 8,616 AEM shares become exercisable for redemption as follows: 230 shares on each of April 1, 2027, April 1, 2028, and April 1, 2029, and 2,642 shares on each of April 1, 2030, April 1, 2031 and April 1, 2032.

As a result of the Purchase Agreements, as of March 6, 2026, the Reporting Person ceased to have voting and dispositive power over the 5,284,500 shares of Common Stock transferred to AEM.

Any AEM shareholder may request redemption of his or her AEM shares through the sale of the corresponding shares of Common Stock by AEM pursuant to the terms of AEM shares.

Pursuant to the terms of the Purchase Agreement, if the Common Stock price per share falls to JPY 335 or less in Japanese Yen equivalent on or after April 1, 2029, each consultant may request the Reporting Person to repurchase all shares for the same amount as the purchase price described above. This right exists so long as such price remains below JPY 335.

Additionally, pursuant to the terms of each Purchase Agreement, if any such consultant ceases to have a retainer or employment relationship with the Issuer, any of its affiliates or certain medical corporations, the Reporting Person has the right to repurchase from such doctor all AEM shares held by such consultant for the same amount as the purchase price described above.

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by the full text of the form of such agreement, which is attached as Exhibit 10.1 to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

The Reporting Person beneficially owns the shares of the Common Stock described herein. The Reporting Person is also a director, Chairman and Chief Executive Officer of the Issuer. As the holder of a majority of interest in the Issuer and a director and officer of the Issuer, the Reporting Person is able to control the Issuer's business and may have influence over the corporate activities of the Issuer; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as set forth below:

The following disclosure is based on 102,576,943 shares of the Common Stock issued and outstanding as of December 26, 2025, as disclosed in the Issuer's prospectus filed with the SEC on January 5, 2026.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 87,404,460 shares of Common Stock, consisting of 82,404,460 shares of Common Stock held directly by the Reporting Person and 5,000,000 shares of Common Stock held by GODO, a company wholly owned by the Reporting Person, representing approximately 85.2% of the issued and outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, the Reporting Person has not effectuated any transactions during the past 60 days in any shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 3 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 10.1 Form of Purchase Agreement (English Translation)

## Signatures
- Yoshiyuki Aikawa: /s/ Yoshiyuki Aikawa, Yoshiyuki Aikawa (03/10/2026)